Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

Company Update – January 2015  integrys COMPANY PRESENTATION January 2015 TEG LISTED NYSE Connect With Us: @TEGinvestors on Twitter

Company Update – January 2015  Index  3. Condensed Commentary on Forward-Looking Statements  4. Wisconsin Energy/Integrys Energy Group Transaction Overview  5. Integrys Energy Group – A Leading Midwest Energy Company  6. Regulated Investment Growth Opportunities  7. Electric Transmission Investment Overview – American Transmission Company (ATC)  8. DUKE American Transmission Co.™  9. 74 Consecutive Years of Dividends  10. Key Investment Highlights  11. Appendix  12. Regulated Operations Map  13. Regulated Utilities – Regulatory Rate Base and Return on Equity  14. Regulated Utilities – Statistics  15. Peoples Gas and North Shore Gas – 2014 General Rate Cases – Final Order  16. Wisconsin Public Service – Wisconsin Retail Jurisdiction – 2014 General Rate Case – Final Order  17. Wisconsin Public Service – Michigan Retail Electric Jurisdiction – 2014 General Rate Case – As Filed  18. Innovative Ratemaking  19. State Regulatory Commissions in Jurisdictions Served by Integrys Energy Group  20. Financing Summary  21. Integrys Long-Term Debt Maturities  22. Integrys Credit Ratings  23. Disclosure of Full Forward-Looking Statements  24. Additional Information and Where to Find It

Company Update – January 2015  Condensed Commentary on Forward-Looking Statements  In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct.  Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q. Other risks and uncertainties are set forth in greater detail in the aforementioned filing with the United States Securities and Exchange Commission and in Slide 23 in the Appendix. You are encouraged to read and understand the disclaimers set forth in these filings.  All forward-looking statements included in this presentation are based upon information presently available, and we, except to the extent required by the federal securities laws, undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Company Update – January 2015  Wisconsin Energy/Integrys Energy Group Transaction Overview  Definitive agreement announced June 23, 2014.  74% equity, 26% cash:  –Fixed exchange ratio of 1.128 WEC shares per TEG share.  –$18.58 cash consideration for each TEG share.  Approvals received:  –Hart-Scott-Rodino – Approval received October 24, 2014.  –WEC and TEG shareholders – Approval received November 21, 2014.  Approvals required:  –Wisconsin, Illinois, Michigan, and Minnesota  –Federal Energy Regulatory Commission (FERC)  –Federal Communications Commission  Expect to close in summer 2015.

Company Update – January 2015  Integrys Energy Group – A Leading Midwest Energy Company  Regulated Electric  Regulated Natural Gas  Electric Transmission Investment  Holding Company and Other  *Integrys Energy Group owned approximately 34% of American Transmission Company, LLC at December 31, 2014.  People creating a premier and growing energy company

Company Update – January 2015  Regulated Investment Growth Opportunities  Selected Major Project by Segment (Through 2023) 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Regulated Electric Columbia environmental upgrade ($225 million) Fox Energy Center acquisition ($440 million) * Weston 3 environmental upgrade (ReACT™ $345 million) System Modernization and Reliability Project (SMRP $220 million) Fox 3 – 400 MW, natural gas-fired, combined cycle plant ($517 million) Potential expansion of SMRP Regulated Natural Gas Chicago pipeline infrastructure (AMRP $2.2 billion to $2.6 billion) Electric Transmission American Transmission Company ($3.3 billion to $3.9 billion) ** *2013 equity earnings deferred for GAAP purposes ** Integrys would be responsible for up to 34% of this amount

Company Update – January 2015  Electric Transmission Investment Overview – American Transmission Company (ATC)  Current authorized return on equity: 12.2% on 50% equity layer  –Rate design includes:   –Annual true-up mechanism   –Current return on construction work in progress  –Return on equity currently under challenge at FERC  Integrys Energy Group is a 34% equity owner  –Investment at September 30, 2014   –$527.3 million gross  www.atcllc.com  Meets electric needs of more than five million people in 72 counties in four states: Wisconsin, Michigan, Minnesota and Illinois  $3.6 billion in total assets  $3.3 to $3.9 billion over the next 10 years per plan announced October 2014 (excludes DUKE American Transmission Co.™ projects)  http://www.atc10yearplan.com/wp-content/uploads/2014/10/TYA2014-FINAL.pdf  Ownership  Municipalities/Cooperatives, 12%  Integrys Energy Group, 34%  Other Investor-owned Utilities, 54%

Company Update – January 2015  DUKE American Transmission Co.™  DATC Projects outside current service area, such as DATC projects above (up to $4 billion for ATC’s share) are expected to provide additional growth.  http://www.datcllc.com

Company Update – January 2015  74 Consecutive Years of Dividends  Chart has been adjusted for stock splits on June 22, 1964 and July 15, 1987.  $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 1941 1943 1945 1947 1949 1951 1953 1955 1957 1959 1961 1963 1965 1967 1969 1971 1973 1975 1977 1979 1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013

Company Update – January 2015  Key Investment Highlights  Execution of our business plan for the regulated utilities remains on track as we continue to make prudent infrastructure investments for approved projects  Our 34% ownership in American Transmission Company continues to contribute to earnings  Proceeds from sale of Integrys Energy Services and Upper Peninsula Power Company will be redeployed into rate base investments at major utilities  Given our solid long-term business plan, our current dividend is sustainable  Pending merger with Wisconsin Energy will create the leading electric and natural gas utility in the Midwest offering significant benefits to customers and shareholders

Appendix

Company Update – January 2015  Regulated Operations Map  Michigan Gas Utilities Corporation Minnesota Energy Resources Corporation North Shore Gas Company The Peoples Gas Light and Coke Company Wisconsin Public Service Corporation

Company Update – January 2015

Regulated Utilities – Regulatory Rate Base and Return on Equity

integrys

	PGL	NSG	MERC	MGU	WPS	
	PEOPLES GAS NATURAL GAS DELIVERY	NORTH SHORE GAS NATURAL GAS DELIVERY	MINNESOTA ENERGY RESOURCES	MICHIGAN GAS UTILITIES	WPS	
	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Electric
Retail last authorized, IL/MN						
Rate base/investment ($ millions)	1,704	219	190			
Allowed ROE	9.05%	9.05%	9.35%			
Authorized regulatory equity %	50.33%	50.48%	50.31%			
Date of decision	1/21/2015	1/21/2015	10/28/2014			
Retail last authorized, MI						
Rate base/investment ($ millions)				210 (1)	2	14
Allowed ROE				10.25%	14.25%	10.60%
Authorized regulatory equity %				48.62% (1)	42.40%	56.39%
Date of decision				11/14/2013	6/7/1983	12/4/2007
Retail last authorized, WI						
Rate base/investment ($ millions)					357 (2)	1,866 (2)
Allowed ROE					10.20%	10.20%
Authorized regulatory equity %					50.28%	50.28%
Date of decision					12/18/2014	12/18/2014
Wholesale last authorized						
Rate base/investment ($ millions)						293 (3)
Allowed ROE						
Authorized regulatory equity %						
Date of decision						

Notes:

(1) The MGU rate case was settled with no stated rate base value. $210 million corresponds to MGU's filed amount with deferred taxes included in the capital structure. Rate base would be $177 million, and the common equity ratio would be 50.12%, with deferred taxes in rate base.

(2) Wisconsin includes working capital.

(3) Service provided under FERC Tariff and Market-Based Rate Contracts, each of which is formula based.

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Company Update – January 2015  Regulated Utilities – Statistics  PGL NSG MERC MGU WPS As of 12-31-2013 Electric Customers 445,000 Natural Gas Customers 831,000 159,000 216,000 169,000 323,000 Generation capacity (megawatts) 2,698.3 Natural gas storage (billion cubic feet) 40.0 3.9 Employees 1,296 166 217 159 1,242 For the period ending 12-31-2013 Annual electric volumes (million megawatt-hours) 15.6 Annual natural gas throughput (billion cubic feet) 182.9 37.5 82.9 32.0 82.3 Retail as of 12-31-2013 (Estimated)Natural Gas Natural Gas Natural Gas Natural Gas Natural Gas Electric Rate base/investment ($ millions) – Illinois 1,549 205 Rate base/investment ($ millions) – Wisconsin 381* 1,814* Rate base/investment ($ millions) – Michigan 149 1 40 Rate base/investment ($ millions) – Minnesota 193 Wholesale as of 12-31-2013 (Estimated) Rate base/investment ($ millions) 262 * Rate base includes working capital as the Wisconsin Commission handles it differently.

Company Update – January 2015  Peoples Gas and North Shore Gas – 2014 General Rate Cases – Final Order  Summary of Company Surrebuttal vs. Illinois Commerce Commission (ICC) Final Order Issued January 21, 2015  Company Surrebuttal September 12, 2014 ICC Final Order January 21, 2015 $ in Millions Peoples Gas North Shore Gas Peoples Gas North Shore Gas Total Revenue Increase $100.5 $ 6.5 $ 74.8 $ 3.7 Rate Base/Investment $1,759.3 $ 219.8 $ 1,704.4 $ 219.0 Equity Component 50.33% 50.48% 50.33% 50.48% Return on Equity 10.25% 10.25% 9.05% 9.05% Revenue Requirement Impacts of Major Adjustments Return on Equity Adjustment $- $ - $ (24.1) $ (2.8) Rate Base Adjustment $(13.7) $ 1.0 $ (19.8) $ 1.0 Executive Incentive Compensation $(6.2) $ (1.0) $ (6.2) $ (1.0) IBS Charges $- $ - $ - $ - Other Labor Charges $- $ - $ - $ - O&M Pension and Benefits $(2.2) $ (0.4) $ (2.2) $ (0.4) Depreciation Expense on 2014 Plant Additions $(3.3) $ - $ (4.1) $ 0.2

Company Update – January 2015  Wisconsin Public Service – Wisconsin Retail Jurisdiction – 2014 General Rate Case – Final Order  Electric Retail WPS Original PSCW Staff PSCW Final Order Rate Increase/(Decrease) $76.28M $28.75M $24.60M Rate Base/Investment $1,900.00M $1,865.00M $1,866.10M Return on Equity 10.60% 10.20% 10.20% Equity Component 50.51% 50.27% 50.28% Fixed Retail Monthly Customer Charge$25.00 $19.00 Revenue Requirement Impacts of Major Adjustments: Net Adjustment Incentive Compensation $(11.90)M $-M $(11.90)M Pension and Benefits Expense $(10.20)M $3.30M $(6.90)M Reduced Rate Base $(3.40)M $-M $(3.40)M ICE Project Costs $(7.80)M $4.20M $(3.60)M Reduction in Return on Equity $(5.80)M $-M $(5.80)M Natural Gas Retail WPS Original PSCW Staff PSCW Final Order Rate Increase/(Decrease) $(1.60)M $(13.58)M $(15.40)M Rate Base/Investment $360.00M $355.00M $356.50M Return on Equity 10.60% 10.20% 10.20% Equity Component 50.51% 50.27% 50.28% Fixed Retail Monthly Customer Charge $18.00$ 17.00 Revenue Requirement Impacts of Major Adjustments: Net Adjustment Incentive Compensation $(3.80)M $-M $(3.80)M Pension and Benefits Expense $(3.50)M $1.00M $(2.50)M Reduced Rate Base $(2.00)M $-M $(2.00)M Reduction in Return on Equity $(1.30)M $-M $(1.30)M

Wisconsin Public Service – Michigan Retail Electric Jurisdiction – 2014 General Rate Case – As Filed

Company Update – January 2015

Filed on October 17, 2014 with a 2015 Test Year. Interim rates effective April 15, 2015.

Electric Retail	WPS Filing	
Rate Increase Request	$ 5.7 M	28.06%
Rate Base	$ 61.2 M	
Return on Equity (%)	10.60%	
Common Equity Layer (%)	50.48%	(With deferred taxes in rate base.)

Key Items Supporting Rate Increase Request:

- General inflation
- 99-megawatt Crane Creek wind project placed in service in 2009
- Fox Energy Center purchased in 2013
- Environmental and transmission upgrades

Rate Design Issues:

• Current Monthly Fixed Charge	$ 9.00
• Proposed Monthly Fixed Charge	$ 12.00

Other:

- First base rate change request since 2007; third time since 1987
- Three year step-rate plan ($2.4M in 2015, $2.4M in 2016, $0.9M in 2017)

Website:
http://www.wisconsinpublicservice.com/company/rate_caseMI2015.aspx

Schedule	Date
Testimony - Staff and Intervenor	Mar 26, 2015
Self-Implementation Date	Apr 16, 2015
Rebuttal Testimony	Apr 27, 2015
Cross-Exam Schedule (all parties, all testimony)	May 6 - 8, 2015
	May 11 - 12, 2015
Briefs	Jun 12, 2015
Reply Briefs	Jun 29, 2015
Proposal for Decision Target Date	Aug 11, 2015
Exceptions to Proposal for Decision	Aug 28, 2015
Replies to Exceptions	Sep 10, 2015

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Company Update – January 2015

Innovative Ratemaking

integrys

Risk Reducing Measure In Place	PGL	NSG	MERC	MGU	WPS	
	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Electric	Natural Gas
Legislative Rider for Accelerated Main Replacement Program investment	IL Senate Bill 2266 approved and is now IL Public Act 98-0057; effective 2014 through 2023 with annual review					
Bad Debt Rider	2009 State Mandate – recovery back to 2008			Terminated after December 31, 2013.		
Decoupling	Permanent effective in 2012 – annual recovery		Full decoupling, annual recovery, with 10% surcharge/credit cap effective January 1, 2013	Weather-normalized decoupling effective January 1, 2015	5-year pilot terminated after December 31, 2013.	5-year pilot terminated after December 31, 2013.
Fuel Cost Recovery	1-for-1 PGA recovery of prudent fuel costs				Fuel window – recovery/refund subject to ±2%	1-for-1 PGA recovery of prudent fuel costs
Manufactured Gas Plant Site Clean-up Costs	Yes – immediate recovery		No MGP sites	Yes – deferred recovery	N/A	Yes – deferred recovery
Formula-Based Rates on Wholesale Electric					Yes	

MGP = Manufactured gas plant; PGA = Purchased gas adjustment; PSCR = Power supply cost recovery

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Company Update – January 2015

State Regulatory Commissions in Jurisdictions Served by Integrys Energy Group

	Commissioner	Party Affiliation	Appointed By	Initial Date Appointed	Confirmed	Term Expires
Illinois – 5-year terms, party split required, appointment by governor, confirmation by State Senate http://www.icc.illinois.gov/cc/						
	Brien Sheahan, Chair	Republican	Governor Rauner	01-19-2015	No	01-19-2020
	Miguel del Valle	Democrat	Governor Quinn	02-13-2013	Yes	01-15-2018
	Sherina Maye	Independent	Governor Quinn	03-19-2013	Yes	01-15-2018
	Ann McCabe	Republican	Governor Quinn	03-16-2012	Yes	01-15-2017
	Vacant Position	TBD	Governor Rauner	TBD	No	TBD
Michigan – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senate http://michigan.gov/mpsc/0,4639,7-159-16400-40504--,00.html						
	John Quackenbush, Chair	Republican	Governor Snyder	09-15-2011	Yes	07-02-2017
	Sally Talberg	Independent	Governor Snyder	07-03-2013	Yes	07-02-2019
	Greg White	Independent	Governor Granholm	12-04-2009	Yes	07-02-2015
Minnesota – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senate http://mn.gov/puc/aboutus/commissioners/index.html						
	Beverly Jones Heydinger, Chair	Democrat	Governor Dayton	07-02-2012	Yes	01-02-2017
	John Tuma	Republican	Governor Dayton	01-28-2015	No	01-05-2021
	Nancy Lange	Democrat	Governor Dayton	02-11-2013	Yes	01-07-2019
	Dan Lipschultz	Democrat	Governor Dayton	01-07-2014	Yes	01-06-2020
	Betsy Wergin	Republican	Governor Pawlenty	08-01-2008	Yes	01-04-2016
Wisconsin – Staggered 6-year terms, appointment by governor, confirmation by State Senate http://psc.wi.gov/aboutUs/organization/commissioners.htm						
	Phil Montgomery, Chair	Republican	Governor Walker	04-04-2011	Yes	03-01-2017
	Eric Callisto	Democrat	Governor Doyle	05-27-2008	Yes	03-01-2015
	Ellen Nowak	Republican	Governor Walker	07-05-2011	Yes	03-01-2019

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Company Update – January 2015  Financing Summary  Provide adequate capital levels at a reasonable cost and maintain current credit ratings; see Slide 22 for credit rating details  Transactions completed in 2014  –Long-term debt   Integrys Energy Group – 7.27%, $100 million, matured on June 1, 2014   Peoples Gas – $200 million (Series BBB), 4.21%    –Pricing Date: August 20, 2014    –Funds Draw Down Date: November 3, 2014    –Maturity Date: November 1, 2044    –Use of Funds: Redeem $75 million 4.875% Series QQ and to fund capital expenditures   Opportunities to call, reprice, or remarket existing long-term debt  transactions are also evaluated    –Remarketed $50 million of long-term debt at Peoples Gas (Series VV, 2030 maturity – interest rate reset at 3.90%)  –Equity   On a stand-alone basis, no new equity needed through at least 2015   Shares needed for stock investment, dividend reinvestment, and equity compensation plans to be purchased in open market

Company Update – January 2015  Integrys Long-Term Debt Maturities  Millions $0 $100 $200 $300 2015 2016 2017 2018 2019 2020 NSG PGL WPS TEG NOTE: 2016 maturities exclude approximately $270 million of Integrys Energy Group hybrid debt securities which convert in that  year to a floating rate and are callable at par. Integrys Energy Group has the option to retire the hybrids and reissue  securities of similar equity content or allow them to remain outstanding until final maturity in 2066.

Company Update – January 2015  Integrys Credit Ratings  Standard & Poor’s Moody’s Integrys Energy Group Issuer credit rating A- N/A Senior unsecured debt  BBB+ A3 Junior subordinated debt  BBB Baa1 Commercial paper A-2 P-2 Wisconsin Public Service Issuer credit rating A- A1 First mortgage bonds N/A Aa2 Senior secured debt A Aa2 Preferred stock BBB A3 Commercial paper A-2 P-1 Peoples Gas Issuer credit rating A- A2 Senior secured debt N/A Aa3 Commercial paper A-2 P-1 North Shore Gas Issuer credit rating A- A2 N/A = Not Applicable

Company Update – January 2015  Disclosure of Full Forward-Looking Statements  In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct.  Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as may be amended or supplemented in Part II, Item 1A of subsequently filed Quarterly Reports on Form 10-Q, and those identified below.  The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting the regulated businesses;    Federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which we and our subsidiaries are subject;    The possibility that the proposed merger with Wisconsin Energy Corporation does not close (including, but not limited to, due to the failure to satisfy the closing conditions), disruption from the proposed merger making it more difficult to maintain our business and operational relationships, and the risk that unexpected costs will be incurred during this process;    The risk of terrorism or cyber security attacks, including the associated costs to protect assets and respond to such events;    The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns;    Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards;    Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims;    The ability to retain market-based rate authority;    The effects, extent, and timing of competition or additional regulation in the markets in which our subsidiaries operate;    Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on us and our subsidiaries’ liquidity and financing efforts;    The risk of financial loss, including increases in bad debt expense, associated with the inability of us and our subsidiaries’ counterparties, affiliates, and customers to meet their obligations;    The effects of political developments, as well as changes in economic conditions and the related impact on customer energy use, customer growth, and the ability to adequately forecast energy use for our customers;    The ability to use tax credit and loss carryforwards;    The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements;    The risk associated with the value of goodwill or other intangible assets and their possible impairment;    The timely completion of capital projects within estimates, as well as the recovery of those costs through established mechanisms;    Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed timely or within budgets (such as the proposed merger with Wisconsin Energy);    The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements;    Changes in technology, particularly with respect to new, developing, or alternative sources of generation;    Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events;    The impact of unplanned facility outages;    The financial performance of American Transmission Company and its corresponding contribution to our earnings;    The timing and outcome of any audits, disputes, and other proceedings related to taxes;    The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates;    The effect of accounting pronouncements issued periodically by standard-setting bodies; and    Other factors discussed in reports we file with the United States Securities and Exchange Commission.  Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Company Update – January 2015  Additional Information and Where to Find It  Additional Information and Where to Find It  In connection with the proposed merger transaction between Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”), Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.